
March 28, 2022

Antonio Pietri
President and Chief Executive Officer
Aspen Technology, Inc.
20 Crosby Drive
Bedford, MA 01730

> **Re: Aspen Technology, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2021**
> **Filed August 18, 2021**
> **File No. 001-34630**

Dear Mr. Pietri:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Frederic Hammond